SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of March, 2009

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG Reports Full-Year Results for 2008 / Guidance Achieved: Revenues EUR 274.4M (+28%) / EBIT EUR 32.5M (+58%), Net Result EUR 23M (+33%)

AIXTRON reports full-year results for 2008 / Guidance achieved: Revenues EUR 274.4m (+28%) / EBIT EUR 32.5m (+58%), Net Result EUR 23m (+33%) / 2008 Dividend Proposal: EUR 0.09 per Share / Book to Bill 1:1 in 2008 / Only limited 2009 guidance possible: Company intends to remain EBIT positive

AACHEN, Germany--(BUSINESS WIRE)--March 12, 2009--AIXTRON AG, worldwide leading provider of deposition equipment to the semiconductor industry, today announced financial results for fiscal year 2008, ended December 31, 2008.

Key Financials

	2008	2007	2007=>2008
(million EUR)
Revenues	274.4	214.8	28%
Gross profit	112.9	85.0	33%
Gross margin, % revenues	41%	40%	1pp
EBIT	32.5	20.6	58%
EBIT, % revenues	12%	10%	2pp
Net result	23.0	17.3	33%
Net result, % revenues	8%	8%	-
Net result per share - basic (EUR)	0.26	0.20	30%
Net result per share - diluted (EUR)	0.25	0.19	32%
Dividend / Dividend Proposal per Share (EUR)	0.09	0.07	29%
Equipment Order Intake	250.9	247.7	1%
Equipment Order Backlog (End of Period)	105.0	132.0	(20%)

Operational Highlights

In fiscal year 2008, AIXTRON delivered total Revenues of EUR 274.4m, a 28 percent increase year on year (2007: EUR 214.8m). This substantial increase was mainly due to higher sales of compound semiconductor equipment, driven by rising demand for LED end-market applications.

Reflecting the increasing percentage of new common platform system revenues, paired with a favorable product mix, the Gross Margin improved by 1 percentage point year on year, culminating in a 41 percent Gross Margin performance by the end of 2008.

Scale effects and further enhancements of internal operating efficiency allowed the EBIT to increase by 58% year on year to EUR 32.5m, representing an improved EBIT Margin of 12%. 2008 net result rose by 33% to EUR 23.0m.

Q4 Revenue was exceptionally high at EUR 82.3m. However, Q4 Order Intake was lower at EUR 40.6m, in line with Management expectations and guidance. The Opening Order Backlog for fiscal year 2009, adjusted for risk, stands at EUR 105.0m, providing a solid platform for 2009.

The Executive Board and Supervisory Board will recommend to the Shareholders' Meeting on May 20th, 2009 the payment of a dividend of EUR 0.09 per share, which would result in accumulated payments of EUR 8.2m to shareholders. This payment of the dividend is subject to shareholders' approval.

Outlook

The majority of AIXTRON's customers are reporting very limited visibility in the currently unsettled environment, with many not able to see beyond one month ahead. They have consequently become more reluctant to make longer term purchasing commitments. This lack of visibility impairs AIXTRON's own ability to give comprehensive guidance for 2009 revenues and EBIT at this point. That said, AIXTRON intends to remain profitable at an EBIT level, which will be achieved once revenues reach EUR 170m for the year. AIXTRON's management will elaborate on this guidance as soon as visibility improves.

Management Review

Paul Hyland, President & Chief Executive Officer at AIXTRON, comments: 'It is a matter of considerable satisfaction that, despite the currently volatile environment, we have been able to deliver a result within the range we gave as far back as March 2008.

Against softening demand and US-Dollar weakness, we were able to hold the Gross Margin improvements made earlier in the year and finish it with a Gross Margin performance in excess of our target of 40%.

But unfortunately, we can pause only momentarily to celebrate this exceptional performance by the whole AIXTRON team, in fact one of the very best results in our quarter-century history. The extraordinary financial and economic turmoil has already firmly focused our minds on 2009 and beyond.

Looking into 2009, we start what will be a challenging year for all industries, with many of the key boxes ticked: We have a very strong market share position. We have a full product development pipeline. We have a good cash position, carry no debt and our balance sheet and our operational flexibility give us the exceptional resilience needed in these circumstances.

We are confident of achieving our 2009 objective to come out of this turbulent period stronger than we went into it. I remain convinced that this crisis offers many opportunities for AIXTRON if we can retain a positive and proactive attitude to the challenges ahead.'

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Thursday, March 12th, 2009, 3:00 p.m. CET (7:00 a.m. PDT, 10:00 a.m. EDT) to review the full-year 2008 results. From 2:50 p.m. CET (6:50 a.m. PDT, 9:50 a.m. EDT) you may dial in to the call at +49 (6958) 999 0797 or +1 (480) 248 5081. Both a conference call audio replay and a transcript of the conference call will be available at http://www.aixtron.com, section 'investors', following the conference call.

Financial Tables

AIXTRON offers an interactive Annual Report on the Internet. This service offers a number of extra functions, allowing a convenient way to compile and download individual segments of AIXTRON's Annual Report. Financial tables are also available as downloads. All consolidated financial statements (balance sheet, income statement, cash-flow statement, statement of changes in equity) relating to this press release are available at www.aixtron.com, section 'Investors', subsection 'Reports/Presentations', as part of AIXTRON's Group report for the full year 2008 ended December 31, 2008.

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

Language:	English
Issuer:	AIXTRON AG
Kackertstr. 15-17
52072 Aachen
Deutschland
Phone:	+49 (241) 8909-444
Fax:	+49 (241) 8909-445
E-mail:	invest@aixtron.com
Internet:	www.aixtron.com
ISIN:	DE000A0WMPJ6, US0096061041
WKN:	A0WMPJ
Indices:	TecDAX
Listed:	Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin, Stuttgart, München, Düsseldorf; Terminbörse EUREX; Foreign Exchange(s) Nasdaq

CONTACT:
AIXTRON AG
Investor Relations and Corporate Communications
Guido Pickert, +49-241-8909-444
Fax: +49-241-8909-445
invest@aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	March 12, 2009	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO